Exhibit 16.1

November 3, 2015

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 3, 2015, to be filed by our former client, Cannlabs, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm, and that none of the reportable conditions under item 304(a)(1)(v) of Regulation S-K occurred.

Additionally, we are not in a position to agree or disagree with Cannlabs, Inc.’s statement that the change was recommended by the Company’s Audit Committee or the statements in the last paragraph.

Very truly yours,

/s/ MORISON COGEN LLP

Morison Cogen LLP
Bala Cynwyd, Pennsylvania